SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 5
                                     to
                               SCHEDULE 14D-1
                           Tender Offer Statement
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 6
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                                DEPUY, INC.
                         (Name of Subject Company)

                           LIB ACQUISITION CORP.
                             JOHNSON & JOHNSON
                                 (Bidders)

                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                249726 10 0
                   (CUSIP Number of Class of Securities)

                           James R. Hilton, Esq.
                           LIB Acquisition Corp.
                           c/o Johnson & Johnson
                        One Johnson & Johnson Plaza
                      New Brunswick, New Jersey 08933
                               (732) 524-2450
          (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                          Robert A. Kindler, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000

                              October 14, 1998
      (Date of Event Which Requires Filing Statement on Schedule 13D)

          This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1, as amended by Amendment Nos. 1 through 4 thereto, and Statement on Schedule 13D, as amended by Amendment Nos. 1 through 5 thereto, originally filed with the Securities and Exchange Commission on July 27, 1998 (collectively and as amended, the "Schedule 14D-1 & Schedule 13D"), by Johnson & Johnson, a New Jersey corporation ("Parent"), and LIB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc., a Delaware corporation (the "Company"), at $35 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 &
Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On October 14, 1998, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(12) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

          (a)(12)   Text of Press Release dated October 14,
                    1998, issued by Parent.

                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1998


                              LIB ACQUISITION CORP.


                              By:  /s/ James R. Hilton
                                 ---------------------------
                                 Name:  James R. Hilton
                                 Title: Vice President


                              JOHNSON & JOHNSON


                              By: /s/ Peter S. Galloway
                                 ---------------------------
                                 Name:  Peter S. Galloway
                                 Title: Secretary

                        EXHIBIT INDEX


Exhibit
Number                        Exhibit Name                  Page No.

*(a)(1)             Offer to Purchase.
*(a)(2)             Letter of Transmittal.
*(a)(3)             Notice Of Guaranteed Delivery.
*(a)(4)             Letter to Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other
                    Nominees.
*(a)(5)             Letter to Clients for use by Brokers,
                    Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.
*(a)(6)             Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form
                    W-9.
*(a)(7)             Form of Summary Advertisement dated July
                    27, 1998.
*(a)(8)             Text of Joint Press Release dated July
                    21, 1998, issued by the Company, Parent
                    and Roche Holding Ltd.
*(a)(9)             Text of Press Release dated August 4,
                    1998, issued by Parent.
*(a)(10)            Text of Press Release dated August 20,
                    1998, issued by Parent.
*(a)(11)            Text of Press Release dated September 15,
                    1998, issued by Parent.
(a)(12)             Text of Press Release dated October 14,
                    1998, issued by Parent.
(b)                 None.
*(c)(1)             Agreement and Plan of Merger dated as of
                    July 21, 1998, among Parent, the
                    Purchaser and the Company.
*(c)(2)             Stockholder Agreement dated as of July
                    21, 1998, among Parent, the Purchaser and certain stockholders of the Company.
(d)                 None.
(e)                 Not applicable.
(f)                 None.

--------------------
*Previously filed.

                                              EXHIBIT (a)(12)


                      Johnson & Johnson
                   NEW BRUNSWICK, NJ 08933





Contact:          Jeffrey Leebaw - Media Relations
                  (732) 524-3350

                  Helen Short - Investor Relations
                  (732) 524-6491
                  Lesley Fishman
                  (732) 524-3922

                                        FOR IMMEDIATE RELEASE

                 Johnson & Johnson Announces
                  Extension of Tender Offer
                For DePuy, Inc. to October 29

          New Brunswick, NJ (Oct. 14, 1998) - Johnson &
Johnson (NYSE: JNJ) announced today that its tender offer for all outstanding shares of common stock of DePuy, Inc. (NYSE:
DPU) has been extended.

          As previously announced, Johnson & Johnson filed the required notification with the Commission of the European Union with respect to the tender offer on September 15, 1998. Under the European Merger Control Regulation, the Commission has one month to complete its preliminary investigation and determine whether it needs to initiate a further investigation of the transaction. This period has been extended to October 28, 1998 to permit time for review of a proposed formal commitment by Johnson & Johnson which relates to one European Union member state and that is intended to allow the Commission to approve the acquisition. Because clearance under the Merger Control Regulation accordingly will not be obtained prior to the currently scheduled October 16 expiration date for the tender offer, Johnson & Johnson and DePuy have agreed to extend the tender offer until 5 p.m., New York City time, on October 29, 1998.

          The depositary for the tender offer, First Chicago
Trust Company of New York, has advised Johnson & Johnson that
93,164,987 DePuy shares, approximately 92.3% of the outstanding shares on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Tuesday, October 13, 1998.

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